UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 5)

Barnes & Noble, Inc.

(Name of Subject Company)

Barnes & Noble, Inc.

(Name of Person Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

067774109

(CUSIP Number of Class of Securities)

Bradley A. Feuer

Vice President, General Counsel and Corporate Secretary

Barnes & Noble, Inc.

122 Fifth Avenue

New York, NY 10011

(212) 633-3300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person Filing Statement)

Renee Wilm Mollie Duckworth Adorys Velazquez Baker Botts L.L.P. 30 Rockefeller Plaza New York, NY 10012 (212) 408-2500	Scott A. Barshay Steven J. Williams Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, NY 10019-6064 (212) 373-3000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 5 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Barnes & Noble, Inc. (the “Company”) with the United States Securities and Exchange Commission (the “SEC”) on July 9, 2019 (as amended and supplemented from time to time, and including the documents annexed thereto or incorporated therein, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Chapters Merger Sub Inc., a Delaware corporation (the “Offeror”) and a wholly owned subsidiary of Chapters Holdco Inc., a Delaware corporation (“Parent”), which is controlled by Elliott Associates, L.P., a Delaware limited partnership, and Elliott International, L.P., a Cayman Islands limited partnership, to purchase, subject to certain conditions, including the satisfaction of the Minimum Condition, all of the outstanding shares of common stock, par value $0.001 per share, of the Company at a purchase price of $6.50 per share, net to the holder thereof in cash, net of applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 9, 2019 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase, constitutes the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO filed with SEC on July 9, 2019 by the Offeror and Parent (together with any amendments and supplements thereto, the “Schedule TO”).

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9.

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following information following the paragraph under the subheading entitled “Cautionary Note Regarding Forward-Looking Statements”:

Expiration of the Offer

The Offer and related withdrawal rights expired as scheduled at 5:00 p.m., Eastern Time, on Tuesday, August 6, 2019 (such date and time, the “Expiration Time”), without being extended. The Depositary and Paying Agent has advised that, as of the Expiration Time, 60,370,427 Shares (excluding Shares tendered pursuant to guaranteed delivery procedures that were not yet delivered in satisfaction of such guarantee) had been validly tendered and not validly withdrawn pursuant to the Offer, representing approximately 82.15% of the aggregate number of then issued and outstanding Shares. Accordingly, the Minimum Condition has been satisfied. As a result of the satisfaction of the Minimum Condition and each of the other conditions to the Offer, the Offeror has accepted for payment all Shares that were validly tendered, and not validly withdrawn, pursuant to the Offer. In addition, the Depositary and Paying Agent has advised that, as of the Expiration Time, 3,236,837 Shares have been tendered by Notice of Guaranteed Delivery, representing approximately 4.40% of the aggregate number of then issued and outstanding Shares.

Accordingly, on August 7, 2019, Parent and the Offeror effected the Merger pursuant to Section 251(h) of the DGCL, pursuant to which the Offeror was merged with and into the Company, with the Company surviving as a wholly owned subsidiary of Parent. At the Effective Time, each issued and outstanding Share (other than (i) Shares owned by Barnes & Noble or any of its subsidiaries (including Shares held as treasury stock) or owned by Parent or its subsidiaries, including the Offeror (including any Shares acquired by the Offeror in the Offer), in each case, immediately prior to the Effective Time and (ii) Shares owned by any stockholders who have properly exercised their appraisal rights under Section 262 of the DGCL) was converted automatically into and represents only the right to receive an amount in cash equal to the Offer Price, net of applicable withholding taxes and without interest.

As a consequence of the Merger, the Shares will no longer be listed on the New York Stock Exchange and will be deregistered under the Exchange Act.

On August 7, 2019, Barnes & Noble issued a press release announcing the expiration of the Offer and the acceptance of the Shares for payment. A copy of the press release is filed as Exhibit (a)(5)(B) to the amendment to the Schedule TO filed by the Offeror and Parent with the SEC on August 7, 2019 and is incorporated by reference herein.

Item 9. Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following thereto:

(a)(11)	Press Release issued by Barnes & Noble on August 7, 2019 (incorporated by reference to Exhibit (a)(5)(B) to the Schedule TO-T/A filed by the Offeror and Parent on August 7, 2019).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

BARNES & NOBLE, INC.

By:	/s/ Bradley A. Feuer
Name:	Bradley A. Feuer
Title:	Vice President, General Counsel and Corporate Secretary

Dated: August 7, 2019